Sacks Parente Golf, Inc.

551 Calle San Pablo

Camarillo, CA 93012

September 20, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Sacks Parente Golf, Inc.
Response to Comment Letter Dated September 16, 2024
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-281664

Ladies and Gentlemen:

By letter dated September 18, 2024, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Sacks Parente Golf, Inc. (the “Company”) with additional comments on the Company’s Response to Comment Letter dated September 17, 2024, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Response submitted on September 17, 2024

General

1.	We note your response submitted on September 17, 2024. Please amend the referenced Form 8-Ks to reflect the accurate date of the events that gave rise to the reporting obligation.

COMPANY’S RESPONSE

On September 19, 2024, the Company filed the requested Amendments to the Current Reports on Form 8-K.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Thomas Jones

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 818-469-4200 or dficksman@troygould.com.

Sincerely,

Sacks Parente Golf, Inc.

/s/ Gregor Campbell
By:	Gregor Campbell
Executive Chairman, Chief
Executive Officer

cc:	David L. Ficksman